7/21

04035678

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nomura Research Institute

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 21 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34673 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 7/21/04

File No. 82-34673

AR/S
3-31-04

For Fiscal Year 2003

ANNUAL BUSINESS REPORT

April 1, 2003 through March 31, 2004

NOMURA RESEARCH INSTITUTE, LTD.

TO OUR SHAREHOLDERS

The greeting of Akihisa Fujinuma, President, CEO & COO of the Company, is included.

FINANCIAL HIGHLIGHTS (Consolidated)

(100 Millions of yen except for per share data)

	For fiscal year 2001	For fiscal year 2002	For fiscal year 2003
Sales	2,365	2,327	2,380
Operating Profit	303	271	280
Current Profit	329	276	292
Net Profit	223	154	182
Total Assets	2,998	2,567	3,267
Net Assets (shareholders' equity)	1,955	1,853	2,293
EPS (Net Profit per Share) (yen)	504	337	399

Changes in business results, breakdown of sales and sales by business segments are shown in the form of graphs.

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- commencement of "Magu-magu Bunko", a service which enables easy self-publishing (announced on April 5);
- introduction of "BESTWAY/INS", a support system for sale of insurance over the counter, in all branches of Shinko Securities Co., Ltd. (announced on March 31); and
- commencement of provision of aggregation service to JAL group (announced on March 18).

SPECIAL TOPIC

Life with information technology is featured.

OUTLINE OF OPERATIONS (Consolidated)

Outline of Results of Operation for the Fiscal Year 2003

The general economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Significant trends included:

- Total sales increased by 2.3% to 238.0 billion yen.
- Operating profit increased by 3.2% to 28.0 billion yen.
- Current profit increased by 6.0% to 29.2 billion yen.
- Net profit for the current period increased by 18.2% to 18.2 billion yen.

Results of Operation by Business Segments

System Solution Services

Order backlog of the System Solution Services increased by 8.1% to 92.8 billion yen.

Consulting/Knowledge Services

Order backlog of the Consulting/Knowledge Services decreased by 13.7% to 15.7 billion yen.

Forecast of Business Results for the Fiscal Year 2004

The consolidated sales are expected to increase by 5.0% to 250.0 billion yen compared to fiscal year 2003. Consolidated operating profit is expected to increase by 7.1% to 30.0 billion yen. Consolidated current profit is expected to increase by 3.4% to 30.3 billion yen. Consolidated net profit for the fiscal year 2004 is expected to decrease by 3.7% to 17.6 billion yen.

Consolidated Sales by Business Segments

The amounts of sales for the year in the Company's business by category of service and comparisons to the amounts last year are mentioned.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

	(Millions of yen)	
	Previous Period (As of March 31, 2003)	Current Period (As of March 31, 2004)
Assets		
Current assets:		
Cash and deposits	26,739	17,085
Notes receivable / Accounts receivable	31,203	32,441
Securities	62,020	79,726
Others	15,574	24,998
Total current assets	135,538	154,252
Fixed assets:		
Tangible fixed assets:		
Buildings and structures	12,365	16,805
Machinery and equipment	5,139	5,082
Tools, furniture and fixtures	5,134	4,916
Land	7,635	9,856
Total tangible fixed assets	30,274	36,661
Intangible fixed assets	33,816	32,505
Investment and others:		
Investment securities	33,767	86,170
Shares of related companies	8,780	2,325
Long-term guarantee money paid	10,065	9,621
Others	4,554	5,262
Total investment and others	57,168	103,380
Total fixed assets	121,259	172,547
Total Assets	256,798	326,799

Liabilities		
Current liabilities:		
Accounts payable	21,312	20,154
Accrued income taxes	5,127	12,704
Others	14,040	16,725
Total current liabilities	40,480	49,585
Fixed liabilities:		
Deferred tax liabilities	5,554	22,266
Accrued severance and retirement benefits	22,277	22,625
Others	3,135	2,991
Total fixed liabilities	30,967	47,883
Total Liabilities	71,448	97,468
Shareholders' Equity		
Common stock	18,600	18,600
Capital surplus	14,800	14,800
Earned surplus	140,334	156,710
Variance of the estimate of other securities	11,797	40,081
Equity adjustment from foreign currency translation	-180	-857
Treasury stock	-1	-3
Total Shareholders' Equity	185,350	229,331
Total Liabilities and Shareholders' Equity	256,798	326,799

Consolidated Statement of Income

	(Millions of yen)	
	Previous Period (From April 1, 2002 to March 31, 2003)	Current Period (From April 1, 2003 to March 31, 2004)
Sales	232,743	238,067
Cost of sales	173,545	178,096
Gross profit	59,198	59,971
Selling, general and administrative expenses	32,034	31,948
Operating profit	27,164	28,022
Non-operating revenues:	1,190	1,700
Non-operating expenses:	727	429
Current profit	27,627	29,293
Extraordinary profit:	7,369	5,314
Extraordinary loss:	7,818	1,680
Net profit before adjustment of tax, etc.	27,177	32,927
Income taxes, etc.	11,718	14,657
Net profit for the current period	15,459	18,269

Consolidated Statement of Cash Flows

	(Millions of yen) Previous Period (From April 1, 2002 to March 31, 2003)	*(Millions of yen)* Current Period (From April 1, 2003 to March 31, 2004)
(Cash flow from operating activities)		
Net profit before adjustment of tax, etc.	27,177	32,927
Depreciation	13,244	17,750
Others	-12,530	-11,517
Total	27,891	39,160
Interest and dividend income	877	858
Interest expenses	-101	-85
Income taxes paid	-14,054	-10,620
Cash flow from operating activities	14,611	29,312
(Cash flow from investing activities)		
Payments for purchases of tangible assets	-4,734	-12,650
Proceeds from sales of tangible assets	14	137
Payments for purchases of intangible assets	-16,220	-11,396
Proceeds from sales of intangible assets	63	137
Payments for purchases of investment securities / shares of related companies	-5,920	-337
Proceeds from sales / redemption of investment securities / shares of related companies	7,187	5,992
Others	615	-1,026
Cash flow from investing activities	-18,994	-19,143
(Cash flow from financing activities)		
Payments of long-term borrowings	-608	-608
Payments for purchases of treasury stock	--	-1
Payments of dividends	-895	-898
Cash flow from financing activities	-1,503	-1,508
Effect of exchange rate changes on cash and cash equivalents	-556	-609
Net increase (decrease) in cash and cash equivalents	-6,442	8,051
Cash and cash equivalents at beginning of the year	95,203	88,760
Cash and cash equivalents at end of the year	88,760	96,812

Balance Sheet

	(Millions of yen)	
	Previous Period (As of March 31, 2003)	Current Period (As of March 31, 2004)
Assets		
Current assets:		
Cash and deposits	17,684	8,337
Notes receivable / Accounts receivable	28,367	29,798
Securities	62,020	79,726
Others	14,475	23,294
Total current assets	122,549	141,156
Fixed assets:		
Tangible fixed assets:		
Buildings and structures	10,366	9,732
Machinery and equipment	3,844	3,664
Tools, furniture and fixtures	3,878	3,620
Land	4,953	4,953
Total tangible fixed assets	23,042	21,970
Intangible fixed assets	32,019	30,584
Investment and others:		
Investment securities	41,233	88,287
Shares of subsidiaries	6,132	6,795
Long-term guarantee money paid	11,059	10,613
Others	2,910	3,263
Total investment and others	61,336	108,960
Total fixed assets	116,398	161,515
Total Assets	238,948	302,672

Liabilities		
Current liabilities:		
Accounts payable	22,425	21,951
Accrued income taxes	3,212	10,245
Others	23,295	21,511
Total current liabilities	48,933	53,708
Fixed liabilities:		
Deferred tax liabilities	5,363	22,212
Accrued severance and retirement benefits	19,820	20,214
Others	1,658	1,491
Total fixed liabilities	26,842	43,918
Total Liabilities	75,776	97,626
Shareholders' Equity		
Common stock	18,600	18,600
Capital surplus	14,800	14,800
Earned surplus	117,975	131,566
Variance of the estimate of shares, etc.	11,797	40,081
Treasury stock	-1	-3
Total Shareholders' Equity	163,171	205,045
Total Liabilities and Shareholders' Equity	238,948	302,672

Statement of Income

	(Millions of yen)	
	Previous Period (From April 1, 2002 to March 31, 2003)	Current Period (From April 1, 2003 to March 31, 2004)
Sales	211,573	216,122
Cost of sales	162,432	168,738
Gross profit	49,141	47,383
Selling, general and administrative expenses	29,110	28,125
Operating profit	20,031	19,258
Non-operating revenues	858	1,192
Non-operating expenses	586	324
Current profit	20,303	20,127
Extraordinary profit	6,998	5,788
Extraordinary loss	7,480	510
Net profit before tax	19,821	25,405
Income taxes, etc.	8,655	10,726
Net profit for the current period	11,165	14,679
Profit brought forward	1,425	1,566
Unappropriated profit for the current period	12,591	16,245

Disposition of Profit

	(yen)
Unappropriated profit for the current period	16,245,538,679
Liquidation of voluntary reserve:	
Liquidation of reserve for programs	891,707,450
Liquidation of reserve for special depreciation	70,344,426
Total	17,207,590,555
Disposition of profit:	
Dividend	1,799,988,840
Directors' bonus	202,800,000
(of which Auditors' bonus)	(21,600,000)
Voluntary reserve:	
Contingent reserve	12,000,000,000
Total	14,002,788,840
Profit carried forward to the next period	3,204,801,715

COMPANY DATA

Outline of the Company (as of March 31, 2004)

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Status of Employees by Qualification (as of March 31, 2004)

The numbers of employees by title or qualification thereof are mentioned.

Major Shareholders (as of March 31, 2004)

The names of top ten shareholders are mentioned.

Consolidated Subsidiaries (as of March 31, 2004)

The names of the consolidated subsidiaries are mentioned.

Status of Shares (as of March 31, 2004)

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Shareholding Ratio (as of March 31, 2004)

The shareholding ratio by type of shareholders is shown in the form of graph.

Directors, Corporate Auditors and Executive Officers (as of June 23, 2004)

The names of 10 Directors, 5 Corporate Auditors and 22 Executive Officers are mentioned.

Stock Price Information

Change in stock price for the period from October 2003 to March 2004 is shown in the form of graph.

Memorandum for Shareholders (as of March 31, 2004)

The fiscal year end, timing of the ordinary general meeting of shareholders, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 39th fiscal year (from April 1, 2003 through March 31, 2004) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) and to the Tokyo Stock Exchange, Inc. on June 24, 2004 and sets for the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
  1. Changes in principal indicators of business operations, etc.
  2. Brief history of the company
  3. Substance of business
  4. Related companies
  5. Employees

II. Business operations
  1. Summary of results of operations, etc.
  2. Production, orders received and sales
  3. Material business issues to be dealt with
  4. Risks of business operations
  5. Contracts material to operation of business
  6. Research and development activities
  7. Analysis of financial position and results of operations

III. Conditions of facilities
  1. Outline of capital expenditures, etc.
  2. Conditions of principal facilities
  3. Plans for establishment, disposal, etc. of facilities

IV. State of the company
  1. Information concerning shares, etc.
  2. Acquisition, etc. of treasury stock
  3. Dividend policy
  4. Changes in share price
  5. Officers
  6. Corporate Governance

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Audit Reports

The annual securities report is available for public inspection through EDINET (Electronic Disclosure for Investors' Network) and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

Extraordinary Reports

An Extraordinary Report dated May 18, 2004 regarding change in principal shareholder, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and paragraph 2-4 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., and an Extraordinary Report dated June 25, 2004 regarding the issuance of stock acquisition rights as stock options, pursuant to which up to 84,500 shares of common stock of Nomura Research Institute, Ltd. may be issued, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and paragraph 2-2-2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc. have been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) and to the Tokyo Stock Exchange, Inc. The extraordinary reports are available for public inspection through EDINET (Electronic Disclosure for Investors' Network) and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

Report on State of Purchase of Own Shares

A Report on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) and to the Tokyo Stock Exchange, Inc. on June 4, 2004. Such report is available for public inspection through EDINET (Electronic Disclosure for Investors' Network) and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

[Translation]

May 17, 2004

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Stock Options (Stock Acquisition Rights)

Notice is hereby provided that the Board of Directors of the Company, at its meeting held today, resolved to submit to the 39th Annual General Meeting of Shareholders of the Company expected to be held on June 23, 2004, an agendum seeking approval for the issue of stock acquisition rights as stock options for no consideration pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, the details of which is as described below.

Contents

1. Reasons for the Necessity of Issuing Stock Acquisition Rights under Especially Favorable Terms and Conditions

In order to strengthen the motivation and morale of the Directors, Executive Officers and Employees (treated as officers) of the Company as well as the Directors of the Company's domestic (Japanese) subsidiaries to improve business results as well as to promote the positions of talented personnel, stock options in accordance with the particulars set forth in section 3 below will be issued for no consideration to the Directors, Executive Officers and Employees (treated as officers) of the Company as well as the Directors of the Company's domestic subsidiaries.

2. Persons who will Receive Allocations of Stock Acquisition Rights

Those persons who are Directors, Executive Officers and Employees (treated as officers) of the Company as well as Directors of the Company's domestic subsidiaries.

3. Particulars of the Issue of Stock Acquisition Rights

(1) Type and Number of Shares Subject to Stock Acquisition Rights

Not exceeding 90,000 shares of the Company's common stock.

In the event that the Company undertakes a stock split or a reverse stock split, the number of shares subject to stock acquisition rights will be adjusted in accordance with the following formula and any fractions less than one share resulting from such adjustment will be disregarded. Provided, however, that such adjustment shall be made only with respect to the number of shares subject to stock acquisition rights which have not been exercised at the time of adjustment.

Number of Shares After Adjustment = Number of Shares Before Adjustment X the Split (or Reverse Split) Ratio

Moreover, (i) if the Company undertakes a merger and the surviving company or newly-established company succeeds to the Company's obligations regarding said stock acquisition rights, (ii) if the Company undertakes a spin-off and the company newly-established following such spin-off or the company succeeding to the Company's business following such spin-off succeeds to the Company's obligations regarding said stock acquisition rights, or (iii) in any other case similar thereto where an adjustment of the number of shares shall be required, the Company shall undertake such adjustment of the number of shares as it deems necessary.

(2) Total Number of Stock Acquisition Rights

Not exceeding 900.

(The number of shares to be issued upon exercise of one stock acquisition right shall be one hundred shares of stock; provided, however, that in the event of an adjustment to the number of shares pursuant to the provisions of paragraph (1) hereof, the number of shares to be issued upon exercise of one stock acquisition right shall be adjusted as well).

(3) Amount of Consideration for Issue of Stock Acquisition Rights

No consideration.

(4) Amount to be Paid upon Exercise of Stock Acquisition Rights

Upon the exercise of stock acquisition rights, the amount to be paid per share of stock (hereinafter the "Exercise Price") will be the average of the closing prices of the common stock of the Company on the Tokyo Stock Exchange (regular way) on each day (but excluding days on which there was no closing price) of the month immediately preceding the month in which the stock acquisition rights were issued, multiplied by 1.05, with fractions of one yen rounded upward; provided, however, that if said amount be less than the closing price on the day of issue of said stock acquisition rights (if there is no closing price on said day, then the closing price on the nearest preceding day), then it will be said closing price.

In the event that the Company undertakes a stock split or a reverse stock split, the Exercise Price will be adjusted in accordance with the following formula and any amounts less than one yen resulting from such adjustment will be rounded upward.

Exercise Price After Adjustment = Exercise Price Before Adjustment X the Split (or Reverse Split) Ratio.

In the event that the Company issues new shares or disposes of the treasury stock at the issue price or disposal price below the current market price of its shares of stock (except for issuance or disposal as a result of exercise of stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula and any amounts less than one yen resulting from such adjustment will be rounded upward.

$$\text{Exercise Price After Adjustment} = \text{Exercise Price Before Adjustment} \times \frac{\text{Number of Issued Shares} + \dfrac{\text{Number of Newly-issued Shares} \times \text{Amount paid per share}}{\text{Market price per share}}}{\text{Number of Issued Shares} + \text{Number of Newly-issued Shares}}$$

In the above formula, the "Number of Issued Shares" means the total number of shares of common stock of the Company already issued excluding those held by the Company and, in case of disposal of treasury stock, "Number of Newly-issued Shares" shall be read as "Number of Treasury Stock Disposed".

Moreover, (i) if the Company undertakes a merger and the surviving company or newly-established company succeeds to the Company's obligations regarding said stock acquisition rights, (ii) if the Company undertakes a spin-off and the company newly-established following such spin-off or the company succeeding to the Company's business following such spin-off succeeds to the Company's obligations regarding said stock acquisition rights, or (iii) in any other case similar thereto where an adjustment of the Exercise Price shall be required, the Company shall undertake such adjustment of Exercise Price as it deems necessary.

(5) Period for Exercise of Stock Acquisition Rights

From July 1, 2006 to June 30, 2009.

(6) Terms and Conditions of Exercise of Stock Acquisition Rights

(a) Persons who received allocation of stock acquisition rights (hereinafter the "Option Holder") must, at the time of the exercise of stock acquisition rights, be Directors, Auditors, Executive Officers or Employees of the Company or its domestic subsidiaries or hold equivalent positions thereto; provided, however, that if an event as specified by the Board of Directors of the Company to concede approval of the exercise of stock acquisition rights by an Option Holder, in light of the purposes of the issue of the stock acquisition rights, exists even after said Option Holder has clearly lost its position due to death, expiration of term of office etc., said Option Holder or its legal successors will be entitled to exercise such stock acquisition rights only for the period determined by the Board of Directors of the Company.

(b) Other conditions for exercise of the stock acquisition rights shall be determined by the Board of Directors of the Company.

(7) Terms and Conditions of Extinguishment of Stock Acquisition Rights

(a) If an Option Holder or its legal successor becomes unable to exercise the stock acquisition rights as set forth in (6) hereof, the Company will be entitled to extinguish the relevant stock acquisition rights without consideration.

(b) If an Option Holder or its legal successor waives all or part of the stock acquisition rights, the Company will be entitled to extinguish the relevant stock acquisition rights without consideration.

(c) In the event of a merger of the Company in which the surviving company or the newly-established company does not succeed to the Company's obligations regarding stock acquisition rights, a corporate separation of the Company in which the company established upon corporate separation or the company succeeding the Company's business upon corporate separation does not succeed to the Company's obligations regarding stock acquisition rights, or pursuant to a share transfer or exchange the Company becomes a subsidiary of another company, the Company will be entitled to extinguish stock acquisition rights issued to Option Holders without consideration.

(d) In the event that the Company acquires stock acquisition rights, the Company will be entitled extinguish stock acquisition rights at any time without consideration.

(8) Restriction on Transfer of Stock Acquisition Rights

Any transfer of stock acquisition rights requires the approval of the Board of Directors of the Company.

(9) Others

Other particulars concerning stock acquisition rights shall be determined by the Board of Directors of the Company.

[Contact]

Mr. Kamioka
Investor Relations Office
Tel: 03-5255-0442
E-mail: ir@nri.co.jp

[Translation]

May 18, 2004

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Change in Principal Shareholder

Notice is hereby provided that there was a change in the principal shareholder of the Company as of May 18, 2004, the details of which is as described below.

Contents

1. Reason for the Change

The Company has been informed on May 18, 2004 by Nomura Land and Building Co., Ltd. and Nomura Realty Capital Management Co., Ltd. that the sale agreement of the Company's shares from Nomura Land and Building Co., Ltd. to Nomura Realty Capital Management Co., Ltd has been concluded, and therefore, the Company came to know that Nomura Land and Building Co., Ltd. will no longer be a principal shareholder, but instead, Nomura Realty Capital Management Co., Ltd. will become a principal shareholder, as described below.

2. Names, etc. of the Relevant Shareholders

(1) Name	Nomura Realty Capital Management Co., Ltd.	Nomura Land and Building Co., Ltd.
(2) Location of the head office	2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo	7-2 Nihonbashi-honcho 1-chome, Chuo-ku, Tokyo
(3) Representative	Hiroshi Tanaka (President and Director)	Hirohisa Suzuki (President and Director)
(4) Principal description of business	Business related to real estate	Leasing of real estate

3. Number of Shares Held and Percentage of Total Voting Rights

Nomura Realty Capital Management Co., Ltd.

	Number of Shares Held (Number of Voting Rights)	Percentage of Total Voting Rights *	Shareholder Rank
Before the change (as of March 31, 2004)	- shares (-)	- %	-
After the change	7,720 thousand shares (77,200)	17.2%	Second

Nomura Land and Building Co., Ltd.

	Number of Shares Held (Number of Voting Rights)	Percentage of Total Voting Rights *	Shareholder Rank
Before the change (as of March 31, 2004)	7,920 thousand shares (79,200)	17.6%	Second
After the change	200 thousand shares (2,000)	0.4%	-

(Note): * The number of shares deducted from total number of shares outstanding as nonvoting shares: 2,400 shares
Total number of shares outstanding as of March 31, 2004: 45,000,000 shares

[Contact]

Mr. Kamioka
Investor Relations Office
Tel: 03-5255-0442
E-mail: ir@nri.co.jp

(Summary English Translation)

June 4, 2004

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President, CEO & COO

Notice of Convocation of the 39th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 39th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may cast a vote in either manner set forth below. After examining the attached reference materials, please indicate your votes.

[Exercise of voting rights in writing]

Please indicate your votes by filling out and signing the enclosed voting form, and return the form to us.

[Exercise of voting rights via Internet]

Please indicate your votes by accessing to the Internet site for the exercise of voting rights (**http://www.evote.jp/**). Further, in the event you intend to exercise your voting rights via Internet site for such purpose, please refer to the section entitled "Caution Concerning Voting through the Internet Site" on page 19 hereof.

Particulars

(1) Date: 10:00 a.m., Wednesday, June 23, 2004

(2) Place: Palace Hotel, 2nd Floor, Rose Room
1-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Balance Sheet as of March 31, 2004 and Business Report and Statement of Income for fiscal year 2003 from April 1, 2003 through March 31, 2004.

Matters to be resolved:

Agendum No. 1: Approval of the proposed disposition of profit for fiscal year 2003

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

Agendum No. 3: Election of 10 Directors

Agendum No. 4: Election of 1 Auditor

Agendum No. 5: Payment of retirement benefits to retired Directors

Agendum No. 6: Payment of retirement benefits to a retiring Auditor

Agendum No. 7: Issuance of stock acquisition rights as stock option

(Summary English Translation)

Business Report

April 1, 2003 through March 31, 2004

I. Outline of the Operations

1. Results of Operations and Matters to Be Dealt with

General economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Significant trends included:

- Total sales increased by 2.2% to 216,122 million yen.
- Operating profit decreased by 3.9% to 19,258 million yen.
- Current profit decreased by 0.9% to 20,127 million yen.
- Net profit for the current period increased by 31.5% to 14,679 million yen.

2. Operation Results and Change in Assets (in millions of yen, except for per share data)

Fiscal Year	1999	2000	2001	2002	2003
Sales	172,045	201,820	217,301	211,573	216,122
Operating Profit	14,949	21,900	23,440	20,031	19,258
Current Profit	15,728	24,549	25,492	20,303	20,127
Net Profit	3,551	21,955	17,469	11,165	14,679
Net Profit per Share	825.91 yen	510.58 yen	400.91 yen	243.97 yen	321.70 yen
Total Assets	155,671	272,942	281,641	238,948	302,672
Net Assets	81,893	151,977	176,970	163,171	205,045

II. Outline of the Company (As of March 31, 2004)

1. Outline of Business

The categories of services are mentioned.

2. **Principal Offices**

Locations of the Company's principal offices are mentioned.

3. **Status of Shares**

Numbers of authorized share capital, issued and outstanding shares and shareholders of the Company, names of major shareholders and numbers of shares held by them, information relating to acquisition, disposition etc. and holding of treasury stock, and status of stock acquisition rights are mentioned.

4. **Status of Employees**

Number, average age and average employment term of employees are mentioned.

5. **Status of Business Combinations**

Names and amounts of share capital of and shareholding ratios by the Company in its subsidiaries, and current history of its subsidiaries are mentioned.

6. **Principal Creditors**

Not applicable.

7. **Directors and Corporate Auditors**

Names, titles and responsibilities of 15 Directors and 5 Corporate Auditors are mentioned.

III. Material Subsequent Events

Not applicable.

BALANCE SHEET
As of March 31, 2004

	(Millions of yen)
Assets	
Current assets:	
Cash and deposits	8,337
Accounts receivable	29,798
Accrued income from development projects	18,156
Securities	79,726
Goods	87
Prepaid expenses	399
Deferred tax assets	4,123
Others	576
Allowance for doubtful receivables	-47
Total current assets	141,156
Fixed assets:	
Tangible fixed assets:	
Buildings	9,442
Structures	289
Machinery and equipment	3,664
Tools, furniture and fixtures	3,620
Land	4,953
Total tangible fixed assets	21,970
Intangible fixed assets:	
Software	24,299
Software in progress	5,851
Telephone subscription rights	433
Total intangible fixed assets	30,584
Investment and others:	
Investment securities	88,287
Shares of subsidiaries	6,795
Amount invested	1,802
Long-term loans to employees	549
Long-term guarantee money paid	10,613
Others	944
Allowance for doubtful receivables	-33
Total investment and others	108,960
Total fixed assets	161,515
Total Assets	302,672

BALANCE SHEET
As of March 31, 2004

	(Millions of yen)
Liabilities	
Current liabilities:	
Accounts payable	21,951
Accrued accounts	1,032
Accrued expenses	1,643
Accrued income taxes	10,245
Accrued consumption taxes	1,320
Advance receipts	1,801
Deposits received from subsidiaries	9,168
Allowance for employees' bonuses	6,000
Others	544
Total current liabilities	53,708
Fixed liabilities:	
Deferred tax liabilities	22,212
Accrued severance and retirement benefits	20,214
Accrued directors' retirement benefits	735
Deposits received for guarantees	756
Total fixed liabilities	43,918
Total Liabilities	97,626
Shareholders' Equity	
Common stock	18,600
Capital surplus:	
Capital reserve	14,800
Total capital surplus	14,800
Earned surplus:	
Profit reserve	570
Reserve for programs	9,362
Reserve for special depreciation	317
Contingent reserve	105,070
Unappropriated profit for the current period	16,245
Total earned surplus	131,566
Variance of the estimate of shares, etc.	40,081
Treasury stock	-3
Total Shareholders' Equity	205,245
Total Liabilities and Shareholders' Equity	302,672

STATEMENT OF INCOME
(Year ended March 31, 2004)

		(Millions of yen)
Recurring Items		
Operating income and expenses:		
Operating revenues:		216,122
Sales	216,122	
Operating expenses:		196,864
Cost of sales	168,738	
Selling, general and administrative expenses	28,125	
Operating profit		19,258
Non-operating income and expenses:		
Non-operating revenues:		1,192
Interest income	19	
Securities interest	24	
Dividend income	678	
Investment association revenues	346	
Other non-operating revenues	123	
Non-operating expenses:		324
Interest expenses on liabilities	25	
Investment association expenses	246	
Other non-operating expenses	51	
Current profit		20,127
Extraordinary Items		
Extraordinary profit:		5,788
Profit on disposal of fixed assets	127	
Profit on disposal of investment securities	1,217	
Profit on disposal of shares of related companies	4,444	
Extraordinary loss:		510
Loss on disposal of fixed assets	68	
Loss on retirement of fixed assets	317	
Appraisal loss on investment securities	41	
Appraisal loss on shares of subsidiaries	77	
Appraisal loss on golf club membership	5	
Net profit before tax, etc.		25,405
Income taxes, inhabitants tax and business tax		14,120
Adjustment of income taxes, etc.		-3,393
Net profit for the current period		14,679
Profit brought forward		1,566
Unappropriated profit for the current period		16,245

PROPOSED DISPOSITION OF PROFIT

	(yen)
Unappropriated profit for the current period	16,245,538,679
Liquidation of voluntary reserve:	962,051,876
Liquidation of reserve for programs	891,707,450
Liquidation of reserve for special depreciation	70,344,426
Total	17,207,590,555
Dividend (40 yen per share)	1,799,988,840
Directors' bonus	202,800,000
(of which Auditors' bonus)	(21,600,000)
Contingent reserve	12,000,000,000
Total	14,002,788,840
Profit carried forward to the next period	3,204,801,715

Capital surplus of ¥14,800,000,000 will be carried forward to next period.

Copy of Audit Report of the Accounting Auditors

AUDIT REPORT

Board of Directors
Nomura Research Institute, Ltd.

May 12, 2004

Shin Nihon & Co.

Sadahiko Yoshimura (Seal)
Certified Public Accountant
Senior Partner

Hideo Kojima (Seal)
Certified Public Accountant
Senior Partner

Toshio Iwabe (Seal)
Certified Public Accountant
Partner

We have audited, pursuant to the provisions of Paragraph 1 of Article 2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations", the financial statements (the balance sheet, statement of income, and business report (limited to the portions relating to accounting) and proposed disposition of profit) of Nomura Research Institute, Ltd. (the "Company") for the fiscal year 2003 (39th fiscal year) from April 1, 2003 to March 31, 2004, as well as supplementary statements (limited to the portions relating to accounting). The accounting portions of the business report and supplementary statements audited by us are those derived from the Company's accounting books and records. It is the responsibility of the management of the Company to prepare these financial statements and supplementary statements, while our responsibility is to express our opinion on the financial statements and supplementary statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplementary statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supplementary statements by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. The audit included audit procedures of subsidiaries that we deemed necessary to carry out.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portions relating to accounting) presents fairly the conditions of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(3) The proposed disposition of profit is presented in compliance with the provisions of the relevant laws and regulations and the Company's Articles of Incorporation.

(4) The supplementary statements (limited to the portions relating to accounting) do not contain any items that should be pointed out in accordance with the provisions of the Commercial Code.

There are no special interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Copy of Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after receipt of the reports on the audit methods and results from each Corporate Auditor and consultation concerning the execution of duties of the Directors during the fiscal year 2003 (39th fiscal year) from April 1, 2003 to March 31, 2004, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

Each Corporate Auditor has, pursuant to the auditing policies and the allocation of responsibilities, etc., prescribed by the Board of Corporate Auditors, regularly attended meetings of the Board of Directors and other important meetings, received reports on operations from the Directors and others, inspected important documents including those showing approval of executives, investigated the status of the Company's business and financial position at its head office and principal offices as well as implementation of internal control, required reports on operations from subsidiaries when necessary and examined the status of subsidiaries' business and financial position. Each Corporate Auditor has also received reports and explanations from the Accounting Auditors and examined the financial statements and the supplementary statements.

In connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Corporate Auditor has, in addition to the aforesaid methods, required reports from the Directors when necessary and further investigated the details of such transactions.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Shin Nihon & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which we are required to point out in connection with the proposed disposition of profit in light of the financial position and other conditions of the Company;

(4) The supplementary statements set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of the duties of the Directors, including those concerning subsidiaries.

Furthermore, there has been no breach of their obligations by the Directors in connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, or the acquisition or disposal, etc. of treasury stock.

May 13, 2004

Board of Corporate Auditors
Nomura Research Institute, Ltd.

Osamu Takahashi (Seal)
Full-time Corporate Auditor

Ryoichi Kobayashi (Seal)
Full-time Corporate Auditor

Kenji Okada (Seal)
Full-time Corporate Auditor

Masato Tanaka (Seal)
Full-time Corporate Auditor

Hiroshi Izumitani (Seal)
Corporate Auditor

(Note) Corporate Auditors Masato Tanaka and Hiroshi Izumitani are outside corporate auditors as required by Paragraph 1 of Article 18 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations".

REFERENCE MATERIALS FOR EXERCISE OF VOTING RIGHT

1. **Total number of voting rights**

449,976

2. **Agenda and Reference Material**

Agendum No. 1: Approval of the proposed disposition of profit for the year 2003

The proposed agendum is set forth in the attachment hereto.

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

The reasons and the content of the amendments are mentioned.

Agendum No. 3: Election of 10 Directors

Names and brief personal histories are mentioned.

Agendum No. 4: Election of 1 Auditor

Name and brief personal history are mentioned.

Agendum No. 5: Payment of retirement benefits to retired Directors

It is proposed that appropriate retirement benefits be paid to retired directors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amounts, time and method of payment, be discussed and determined by the Board of Directors.

Agendum No. 6: Payment of retirement benefits to a retiring Auditor

It is proposed that appropriate retirement benefits be paid to a retiring auditor in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amounts, time and method of payment, be discussed and determined by the Board of Directors.

Agendum No. 7: Issuance of stock acquisition rights as stock option

It is proposed that stock acquisition rights be issued as stock options for no consideration to the Directors and Executive Officers of the Company and Directors of subsidiaries of the Company in Japan, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan. The details of such stock options are described.

(Reference)

Summary of Consolidated Balance Sheet

(As of March 31, 2004)

	(Millions of yen)
Assets	
Current assets:	
Cash and deposits	17,085
Accounts receivable	32,441
Securities	79,726
Others	24,998
Total current assets	154,252
Fixed assets:	
Tangible fixed assets:	
Buildings and structures	16,805
Machinery and equipment	5,082
Tools, furniture and fixtures	4,916
Land	9,856
Total tangible fixed assets	36,661
Intangible fixed assets	32,505
Investment and others:	
Investment securities	86,170
Shares of related companies	2,325
Long-term guarantee money paid	9,621
Others	5,262
Total investment and others	103,380
Total fixed assets	172,547
Total Assets	326,799

Liabilities	
Current liabilities:	
Accounts payable	20,154
Accrued income taxes	12,704
Others	16,725
Total current liabilities	49,585
Fixed liabilities:	
Deferred tax liabilities	22,266
Accrued severance and retirement benefits	22,625
Others	2,991
Total fixed liabilities	47,883
Total Liabilities	97,468
Shareholders' Equity	
Common stock	18,600
Capital surplus	14,800
Earned surplus	156,710
Variance of the estimate of other securities	40,081
Equity adjustment from foreign currency translation	-857
Treasury stock	-3
Total Shareholders' Equity	229,331
Total Liabilities and Shareholders' Equity	326,799

Summary of Consolidated Statement of Income

(From April 1, 2003 to March 31, 2004)

	(Millions of yen)
Sales	238,067
Cost of sales	178,096
Selling, general and administrative expenses	31,948
Operating profit	28,022
Non-operating revenues:	1,700
Non-operating expenses:	429
Current profit	29,293
Extraordinary profit:	5,314
Extraordinary loss:	1,680
Net profit before adjustment of tax, etc.	32,927
Income tax, inhabitants tax and business tax	18,197
Adjustment of income taxes, etc.	-3,539
Net profit for the current period	18,269

Caution Concerning Voting through the Internet Site

Precautions for exercising voting rights through the Internet are mentioned.

(Summary English Translation)

June 23, 2004

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President, CEO & COO

Notice of Resolutions of the 39th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 39th Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported: Presentation of Balance Sheet as of March 31, 2004 and Business Report and Statement of Income for fiscal year 2003 from April 1, 2003 through March 31, 2004.

Reported.

Matters resolved:

Agendum No. 1: Approval of the proposed disposition of profit for fiscal year 2003

Approved as proposed.

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

Approved as proposed.

Agendum No. 3: Election of 10 Directors

Approved as proposed.

Agendum No. 4:	Election of 1 Auditor
	Approved as proposed.
Agendum No. 5:	Payment of retirement benefits to retired Directors
	Approved as proposed.
Agendum No. 6:	Payment of retirement benefits to a retiring Auditor
	Approved as proposed.
Agendum No. 7:	Issuance of stock acquisition rights as stock option
	Approved as proposed.